Exhibit (a)(5)(iii)

For immediate release
Media contact: Hillary Yaffe, +1 212 632 6528 hillary.yaffe@lazard.com	Investor contact: Ben Wulfsohn, +1 800 823 6300 ben.wulfsohn@lazard.com

LAZARD WORLD DIVIDEND & INCOME FUND
ANNOUNCES COMMENCEMENT OF TENDER OFFER

NEW YORK, July 25, 2019 – Lazard World Dividend & Income Fund, Inc. (NYSE: LOR) today announced the commencement of its previously-announced one-time tender offer to acquire, in exchange for cash, up to 20% of LOR's outstanding shares of common stock at a price equal to 98% of LOR's net asset value ("NAV") per share as of the close of regular trading on the New York Stock Exchange on the day the offer expires (the "Offer"). The Offer will expire at 5:00 p.m., New York City time, on August 21, 2019, unless the Offer is extended.

If more than 20% of LOR's outstanding shares of common stock are tendered in the Offer, LOR will purchase its shares from tendering stockholders on a pro rata basis at a price of 98% of LOR's NAV per share. Additional terms and conditions of the Offer will be set forth in LOR's Offer to Purchase, which will be distributed to LOR stockholders of record commencing today.

This press release is for informational purposes only and is not a recommendation, an offer to purchase or the solicitation of an offer to sell any shares of LOR. The Offer is being made, and LOR stockholders are being notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable laws and regulations. The Offer is being made only pursuant to a Tender Offer Statement on Schedule TO and related materials that LOR will file today with the Securities and Exchange Commission (the "SEC"), which contain the Offer to Purchase, and other documents relating to the Offer, containing important information about the Offer. Once filed, the Offer to Purchase and the related documents will become available, free of charge, on the SEC's website, www.sec.gov. Stockholders should read these documents carefully.

None of LOR, its Board of Directors, Lazard Asset Management LLC, LOR's investment manager ("LAM"), or Broadridge Corporate Issuer Solutions, Inc., the information agent for the Offer (the "Information Agent"), is making any recommendation to LOR stockholders as to whether to tender or refrain from tendering their shares in the Offer. LOR stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. The purchase of shares tendered by participating LOR stockholders pursuant to the Offer will generally have U.S. federal income tax consequences.

For more information about the Offer, please contact the Information Agent toll-free at (888) 789-8409.

An indirect subsidiary of Lazard Ltd (NYSE: LAZ), LAM offers a range of equity, fixed-income, and alternative investment products worldwide. As of June 30, 2019, LAM and affiliated asset management companies in the Lazard Group managed $237.5 billion worth of client assets. For more information about LAM, please visit www.LazardAssetManagement.com. Follow LAM at @LazardAsset.

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